November 7, 2018

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 23, 2018
           CIK No. 0001751876

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. You refer in your revised disclosures in response to prior comment 4 to classic traditional
       Chinese medicine works, the Shen Nong Herbal Classic and the Compendium of Materia
       Medica. Please explain whether these texts are accepted by regulatory authorities as proving the efficacy of traditional Chinese medicine products to treat specified indications. If not, with respect to your products that are traditional Chinese medicine
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
November NameHappiness Biotech Group Ltd
Comapany 7, 2018
Page 2
November 7, 2018 Page 2
FirstName LastName
         products, please revise to refer to test results or other sources accepted by authorities to support your statements that certain of your products or herbs are non-toxic or have shown efficacy in treating certain indications. Please also revise your disclosure on page 2 regarding Ejiao products to explain what is meant by "nourishing Yin."
2. Please further revise your disclosures in the Summary and in the Business section in response to prior comment 5 to clarify which of your products (including the new products you are developing) are considered to be nutraceutical products that are subject to food industry regulations, and which products are considered to be traditional Chinese medicine products that are subject to the laws and regulations of the pharmaceutical industry. To this end, we note that you also state that nutraceutical products are "not intended to treat the disease," but you have disclosure both in the Summary and in the
         Business sections that certain of your products have shown efficacy in treating certain indications (e.g., that Ejiao Astragalus Oral Liquid has shown efficacy in reducing nutritional anemia), and that you have GMP licensing, which is required for a traditional
         Chinese medicine manufacturer.
Challenges and Risk Factors Summary, page 4

3. Please expand the last bullet of this section to explain that your brand is not as well-
         known outside of Southeastern China.
Dilution, page 34

4. With regard to prior comment 15, please revise to provide the disclosure required by Item
         9.E.1 of Form 20-F which is that presented in the example below:

        Average
                                   Shares Purchased          Total
Consideration       Price Per
                                  Number Percent              Amount Percent
         Share
         Existing stockholders        XX         XX            $ XX          XX
            $X.XX
         Investors participating      XX         XX               XX
XX             X.XX
              in this offering
          Total                      XX        100%           $ XX
100%           $X.XX

Business
Our Products and Process, page 50

5. We note your revised disclosure in response to prior comment 18 that the efficacy of these products are stated on their SFDA official approvals based on various tests. To the extent that any of these products are considered to be traditional Chinese medicine products, please expand your disclosure to discuss the tests for which the efficacy determinations are based, whether you conducted any of such tests or whether you are relying on third party testing, and your ability to rely on any such third party testing. Please also state any serious adverse events such products may produce.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 7, 2018
November NameHappiness Biotech Group Ltd
November 7, 2018 Page 3
Page 3
FirstName LastName
Manufacturing and Quality Control, page 51

6. We refer to your revised disclosures on page 52 in response to prior comment 19 that the automatic manufacturing processes went into effect in 2017, and that these changes resulted in reduction of labor costs by up to 80%. To the extent this change in manufacturing methods materially affected the amount of income or will have a material impact on income, please ensure that this is disclosed in your Management's Discussion and Analysis section. Refer to Item 303 of Regulation S-K.
Research and Development, page 54

7. We refer to your revised disclosure in response to prior comment 21 that potential health benefits of your new products are still under testing and have not been approved by the
         SFDA. Please expand your disclosure on each of your new products to discuss the testing that is being conducted or have been completed (including discussion on the formulation testing, verification of health benefits, and testing related to the production process and actual production). Please also expand your disclosures to explain the SFDA approval process.
Management
Duties of Directors, page 67

8. We note your response to prior comment 25 that you plan to file an amended and restated
         Memorandum and Articles of Association. Your disclosure on page 70 indicates that the filing of such document would occur after the effective date of the registration statement.
         If true, please revise your exhibit index to include the version of your Memorandum and
         Articles of Association that will be in effect at the time of the registration statement's effectiveness.
Executive Compensation
Agreements with Named Executive Officers, page 69

9.       We acknowledge your revised disclosures in response to prior comment
26. However, we
         note that inconsistencies between the terms of these agreements and your description of them remain. For example, we note inconsistencies relating to the date of the agreement with Mr. Bian, as well as the terms of severance payments in the event Mr. Wang or Mr.
         Bian terminates the employment if there is a significant change in his duties or material reduction in his pay.
Description of Share Capital
Calls on shares and forfeiture, page 74

10. We refer to your response to prior comment 28, and re-issue the comment. Please explain to us whether the disclosure is consistent with your counsel's ability to opine on the non-
         assessibility of your shares.
 Xuezhu Wang
Happiness Biotech Group Ltd
November 7, 2018
Page 4
Taxation, page 88

11. We acknowledge your revised disclosures in response to prior comment 29. However, as previously noted in our comment, please (1) revise this section to clearly state which disclosure is the opinion of Hunter Taubman, (2) revise to remove language stating that
      "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence with respect to any disclosure serving as the opinion of tax counsel, and (3) clarify your statements regarding why a firm opinion on tax consequences cannot be given if you are considered to be a PRC tax resident enterprise
      (for example, is there a tax treaty with the Cayman Islands and the treatment of such tax treaty is uncertain).
Financial Statements
Note 1 - Organization and Nature of Operations, page F-8

12. With regard to comment 31, confirm that Lin Yanying and Wang Xianfu are married in order to aggregate their holdings to determine control. Also, explain to us how Wang
      Xuezhu's ownership went from direct ownership of 17% prior to the reorganization as you state in your response to 52.37%. In addition, explain how Wang Xuezhu's indirect ownership of 47.7% prior to the reorganization resulted in 52.37% direct ownership after the reorganization, if true.
Exhibits

13. Your counsel's 8.1 opinion states that its opinion is with respect to disclosure under the caption "Taxation - People's Republic of China Taxation." There does not appear to be such a section in your registration statement, and moreover, your disclosure states that unless otherwise noted, the disclosure in the section was the opinion of Tian Yuan Law
      Firm. Please revise accordingly.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameXuezhu Wang
                                                            Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                            Office of
Healthcare & Insurance
November 7, 2018 Page 4
cc:       Joan Wu
FirstName LastName